INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 24, 2017

Invictus MD Appoints Global Strategic Leader to Board
of Directors

VANCOUVER, BC, March 24, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) Invictus MD announced today that Mr. George E Kveton has been appointed to the Company’s Board of Directors.

Mr. Kveton is a highly effective, strategic and pragmatic international executive and investment professional, with broad experience operating in both Fortune 500 and startup environments. He has a proven track record in generating top-line growth by executing cross-border M&A deals and transformations to a high standard, and in developing new profit streams in regulated industries.

He is currently one of the founding partners of LOGSCALE Venture Partners; a firm focused on early and growth stage companies in the healthcare space. Operating out of Switzerland, Mr. Kveton provides investors with early exposure to disruptive innovations/technologies in pharma, medtech, biotechnology, and life science and in the adjacent fields of personalized medicine, diagnostics and e-health. He has in-depth strategic and corporate development experience of the fast moving consumer goods and has had extensive involvement with leading consultancy companies.

With over 20 years of deal-making experience, Mr. Kveton has worked for leading tobacco players. As VP Business Development at Japan Tobacco International (JTI) he led several M&A transactions valued at US $1.5B, and was appointed by the CEO to expand JTI’s presence in the US and Latin America, with parallel responsibility for deal origination and execution in the area of emerging products. Formerly while at Philip Morris International, he led two major acquisitions (up to U$1B), readied businesses in Poland, Hungary, Czech and Slovak Republics for EU accession, and facilitated new market entries into Croatia and neighboring countries. His multi-billion dollar private and public company deal sheet is global, spanning five continents.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

A graduate of Queen’s University in Canada, and executive programs at UC Berkeley Haas School of Business and Harvard Business School, Mr. Kveton is an active angel investor and a true partner to entrepreneurs, bringing stewardship and management depth to their businesses.

"George is an outstanding addition to the Board, bringing extensive global business development, finance and acquisition experience, and further enhancing our Board," said Dan Kriznic, Chairman and CEO. "His international network and reputation, along with his valuable knowledge and sound judgment, will serve the Company and our shareholders well, as we continue on our journey of rapid growth, which includes expanding our production capacity and further establishing our leadership position as Canada’s cannabis company."

"I am delighted to join Invictus MD, and to become part of this truly dynamic team that will continue to provide leadership in the burgeoning cannabis sector," said Mr. Kveton. "This Company has captivated me in terms of its rapid growth, management and Board strength; disciplined execution of its strategic plan, and vision for the future of the industry. I look forward to contributing to Invictus MD’s strategic decision-making."

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com